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KAZUO SHIRAGA
19.3%
Similar Sales Appreciation[1]
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Strong Similar Sales Growth

Works similar to our offering have grown at an annualized rate of 19.3% (2007-2023).[1]



$1.8M
$1.3M
$0.9M
$0.4M
2007 2008 2009 2011 2012 2013 2014 2016 2017 2018 2019 2021 2022 2023

About Kazuo Shiraga's Market

1

Massive Price Growth

Shiraga's average price at auction has increased by 64% between 2022 and 2023, signaling continuous upward price pressure.[2]



sothebys · Following
Sotheby's
sothebys Edited · 153w
Kazuo Shiraga ranks among the most innovative and radical artists, rewriting the rules of painting. Swirling around until the viewer's gaze falls on its centre, this 1961 painting catalyzes the incredible creative energy that inhabited the artist at the time.
'Chimeisei Tettekisen' masterfully depicts the epic story of a great hero of medieval China popularised in Japan thanks to the engravings of Ichiyūsai Kuniyoshi.
It will make its auction debut in our Paris sale of Contemporary Art on 16 December - link in bio for the catalogue.
7,044 likes

2

Significant Global Demand

Shiraga's has seen massive international demand with $64M total auction sales in Hong Kong, $62M in France, and $30M in the US alone throughout his career.

Ongoing Global Sales Growth



- Hong Kong: $64,471,000
- France: $62,666,224
- USA: $30,691,550
- Other: $46,027,094

3

Very Low Loss Rate

In 40 repeat sales between 2003 and 2023, Shiraga's works appreciated almost every time. Examples below:



Chitasei Honkshin, 1960

2010: Sold For $225K
2014: Sold For ↑ **$2.36M**



Chizoshei Shomenko, 1961

2003: Sold For $46K
2007: Sold For ↑ **$404K**



Kousen (Battle), 1992

2013: Sold For $52K
2016: Sold For ↑ **$224M**

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What Makes This Work Special?

Shiraga used an innovative "foot painting" method in crafting his vibrant abstract compositions.

This piece is a prime example of that method, and features his signature red and black palette.



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HONG KONG ART MARKET HITS PRE-PANDEMIC HIGHS

"Among the biggest deals were a 1964 Picasso sold for $5.5 million, as well as works by Japanese artist Kazuo Shiraga ($5 million) and a strikingly surreal "pumpkin" by Kusama ($3.5 million)"

TAIPEI TIMES

2023

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1. The chart above captures the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Kazuo Shiraga with the following criteria: Works on canvas created in the 1990s that measure from 25 inches by 25 inches to 65 inches by 65 inches excluding monochrome beige works. Where the price with buyer's premium was not listed, it was calculated based on the auction house's terms and conditions. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth above is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table above, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 19.3% CAGR implied from selected sales occurring from November 30, 2007, to October 6, 2023.

2. The statement "Shiraga's average price at auction has increased by 64% between 2022 and 2023, signaling continuous upward price pressure." is based on publicly available data on Artprice.com as analyzed by Masterworks' internal research team.